To:
All Senior Executives and Former Partners Holding Accenture SCA Class I Common Shares
From:
Douglas G. Scrivner, General Counsel and Secretary
Date:
September 11, 2006
Subject:
Electronic and Physical Deliveries of Materials by Colbent Corporation
As a holder of Accenture SCA Class I Common Shares, you have been sent certain materials by Colbent Corporation (“Colbent”) relating to a tender offer by Accenture SCA and Accenture International SARL for Accenture SCA Class I Common Shares (the “Offer”). I want you to be aware that Colbent has been retained by Accenture SCA and Accenture International SARL to help us conduct the Offer.
The terms and conditions of the Offer are described in detail in the materials that Colbent has sent you, and you should consult those materials first, as they contain the answers to most, if not all, questions you will likely have. If the materials do not properly address your questions, you should contact Innisfree M&A Incorporated, which is serving as Information Agent in connection with the Offer.
To avoid confusion, I want to assure each of you that Accenture SCA and Accenture International SARL are conducting the Offer and are using each of these outside advisors rather than using Accenture Equity Services for this transaction.
The Offer
The Offer is open to all holders of Accenture SCA Class I Common Shares, regardless of whether those shares remain subject to any transfer restrictions under Accenture SCA’s Articles of Association. The Offer is to redeem or purchase up to an aggregate of 26,262,626 Accenture SCA Class I Common Shares at a price per share that is not greater than $24.75 or less than $22.50. The designated price range of the Offer represents discounts of approximately 13% to 21% to the $28.39 per share closing sale price of Accenture Ltd Class A common shares as reported on the New York Stock Exchange on Thursday, September 7, 2006.
Participants may choose the price or prices within the designated price range at which they wish to tender shares. Upon the expiration of the Offer, we will analyze the tenders and select the single lowest price specified by tendering shareholders that will enable us to redeem and purchase an aggregate of 26,262,626 Accenture SCA Class I Common Shares or such fewer number of shares as are validly tendered and not withdrawn at prices within the range. We will acquire at that price all Accenture SCA Class I Common Shares validly tendered and not withdrawn at or below the final tender offer price we determine, subject to the terms and conditions of the Offer, including any proration provisions.
How the Offer May Affect Your Redemptions or Sales of Accenture SCA Class I Common Shares
As provided by Accenture SCA’s Articles of Association, Accenture SCA will not redeem or repurchase its Class I Common Shares through any means other than the Offer until 10 business days after the

Offer expires. Currently, it is expected that ordinary-course redemptions and repurchases of Class I Common Shares will begin on or about October 24, 2006. So, if you choose not to participate in the Offer, you must wait until this time to redeem or sell your Accenture SCA Class I Common Shares that are no longer subject to transfer restrictions.
If you are interested in participating in the Offer or have questions about it, please deal directly with our Information Agent for the Offer, who may be reached via the following means:
Innisfree M&A Incorporated
501 Madison Avenue
19th Floor
New York, New York 10022
United States
U.S. Toll Free Telephone: +1 877 800-5182
Telephone for International Collect Calls: +1 412 232 3641
E-mail Address: info@innisfreema.com
Thank you.
Doug